In July 2013, a derivative lawsuit (the "Delaware Federal Court Lawsuit") was filed in the U.S. District Court for the District of Delaware against The Vanguard Group, Inc., Vanguard International Equity Index Funds (series: Vanguard European Stock Index Fund) and Vanguard Horizon Funds (series: Vanguard Global Equity Fund) (collectively the "Funds"), and certain trustees, investment advisors, and portfolio managers of the Funds. The plaintiffs in the Delaware Federal Court Lawsuit allege that
(1) the Funds purchased shares in a number of publicly traded gaming/gambling businesses that were engaged in illegal gaming/gambling activity; (2) such investments were improper, and directing or allowing such investments constituted breaches of fiduciary duty, negligence, and waste; and (3) the Funds' Trustees failed to respond appropriately to Plaintiffs' demand that the Trustees pursue claims against the defendant trustees, investment advisors, and portfolio managers of the Funds.
Similar lawsuits were previously filed in 2008 and 2010 in federal court in New York and the Delaware Court of Chancery, respectively; those lawsuits were later dismissed by those courts. The Delaware Federal Court Lawsuit was dismissed on
January 26, 2015, and the dismissal was affirmed on appeal by the Court of Appeals for the Second Circuit on May 4, 2016, Plaintiffs did not seek appeal to the Supreme Court, and the matter is now terminated.